Exhibit 99.1

ICON Reports Third Quarter 2024 Results

Highlights

•Net business wins in the quarter of $2,328 million. Reflects a net book to bill in the quarter of 1.15, and a trailing twelve month net book to bill of 1.21.

•Closing backlog of $24.3 billion, an increase of 2.1% on quarter two 2024 and 9.4% on quarter three 2023.

•Quarter three revenue of $2,030.0 million. Quarter three adjusted EBITDA of $418.8 million or 20.6% of revenue.

•GAAP net income for the quarter of $197.1 million or $2.36 per diluted share, an increase of 19.8% on quarter three 2023 diluted earnings per share.

•Quarter three adjusted net income was $279.2 million or $3.35 per diluted share, an increase of 1.5% on quarter three 2023 adjusted diluted earnings per share.

•Net debt balance of $2.7 billion at September 30, 2024 with net debt to adjusted EBITDA ratio of 1.6x.

•Cash generated from operating activities for the quarter was $402.7 million, an increase of 17.9% on quarter three 2023.

•$100.0 million worth of stock repurchased at an average price of $297.

•Updating full-year 2024 financial revenue guidance in the range of $8,260 - $8,300 million, representing a year over year increase of 1.7% to 2.2%. Updating full-year 2024 adjusted earnings per share* guidance in the range of $13.90 - $14.10, representing a year over year increase of 8.7% to 10.2%. Adjusted earnings per share to exclude amortization, stock compensation, restructuring, foreign exchange and transaction-related / integrated-related adjustments.

Dublin, Ireland, October 23, 2024 – ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the third quarter ended September 30, 2024.

CEO, Dr. Steve Cutler commented, “ICON’s results for the third quarter did not meet the expectations we had previously provided due to specific customer and division-level impacts. Our revenue shortfall was attributable to more material headwinds from two large customers undergoing budget cuts and changes in their development model, lower than anticipated vaccine-related activity, and ongoing cautiousness from biotech customers resulting in award and study delays.

We expect these impacts to continue into quarter four, and as a result, we are taking decisive action to realign our resources to forecasted activity. With these actions, we are updating our full year adjusted earnings per share guidance to between $13.90 and $14.10, representing year over year growth of 8.7% to 10.2%.

The fundamentals of our business remain strong and we saw further success in the quarter with a new top 10 pharma strategic partnership win, which has already started contributing to our pipeline of awards. This win, coupled with other recently executed partnerships, supports our outlook for growth over the medium term.”

Third Quarter 2024 Results

Gross business wins in the third quarter were $2,832 million and cancellations were $504 million. This resulted in net business wins of $2,328 million and a book to bill of 1.15.

Revenue for the third quarter was $2,030 million. This represents a decrease of 1.2% on prior year revenue or 1.0% on a constant currency basis.

GAAP net income was $197.1 million resulting in $2.36 diluted earnings per share in quarter three 2024 compared to $1.97 diluted earnings per share in quarter three 2023, an increase of 19.8% year over year. Adjusted net income for the quarter was $279.2 million resulting in an adjusted diluted earnings per share of $3.35 compared to $3.30 per share for the third quarter 2023.

Adjusted EBITDA for the third quarter was $418.8 million or 20.6% of revenue, a year-on-year decrease of 3.2%.

The effective tax rate on adjusted net income in quarter three 2024 was 16.5%.

Cash generated from operating activities for the quarter was $402.7 million. During the quarter $43.3 million was spent on capital expenditure. At September 30, 2024, the Group had cash and cash equivalents of $695.5 million, compared to cash and cash equivalents of $506.6 million at June 30, 2024 and $313.1 million at September 30, 2023. $100.0 million worth of stock was repurchased at an average price of $297. $50.0 million of the revolving credit facility was drawn down in the quarter and $50.0 million was repaid. Additionally, $7.4 million of Term Loan B payments were made during the quarter. Net indebtedness as at September 30, 2024 was $2.7 billion.

Year to date 2024 Results

Gross business wins year to date were $9,017 million and cancellations were $1,457 million. This resulted in net business wins of $7,560 million and a book to bill of 1.21.

Year to date revenue was $6,240.6 million. This represents a year on year increase of 3.1% or 3.2% on a constant currency basis.

GAAP net income year to date was $531.5 million resulting in $6.38 diluted earnings per share compared to $4.79 per share for the equivalent prior year period. This represents an increase of 33.2%. Adjusted net income was $880.3 million resulting in an adjusted diluted earnings per share of $10.57 compared to $9.31 per share for the equivalent prior year period. This represents an increase of 13.5%.

Adjusted EBITDA year to date was $1,313.2 million or 21.0% of revenue, a year on year increase of 5.4%.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on October 24, 2024 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2024 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 42,250 employees in 106 locations in 55 countries as at September 30, 2024. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Brendan Brennan Chief Financial Officer
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands except share and per share data)

Revenue	$2,030,030	$2,055,099	$6,240,575	$6,053,928

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,438,616	1,449,136	4,403,583	4,274,222
Selling, general and administrative	205,095	185,187	576,903	572,999
Depreciation and amortization	93,029	146,032	391,845	436,217
Transaction and integration related	7,856	10,433	21,667	34,516
Restructuring	—	—	45,789	45,390
Total costs and expenses	1,744,596	1,790,788	5,439,787	5,363,344

Income from operations	285,434	264,311	800,788	690,584
Interest income	2,434	1,273	5,601	3,294
Interest expense	(53,303)	(83,908)	(185,808)	(255,665)

Income before income tax expense	234,565	181,676	620,581	438,213
Income tax expense	(37,437)	(18,011)	(89,105)	(41,913)

Income before share of losses from equity method investments	197,128	163,665	531,476	396,300
Share of losses from equity method investments	—	—	—	(383)
Net income	$197,128	$163,665	$531,476	$395,917

Net income per Ordinary Share:

Basic	$2.38	$1.99	$6.43	$4.83
Diluted	$2.36	$1.97	$6.38	$4.79

Weighted average number of Ordinary Shares outstanding:

Basic	82,831,300	82,215,627	82,716,842	82,001,500
Diluted	83,445,827	82,972,888	83,305,441	82,737,073

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	September 30, 2024	December 31, 2023
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$695,507	$378,102
Available for sale investments	—	1,954
Accounts receivable, net of allowance for credit losses	1,396,080	1,790,322
Unbilled revenue	1,361,198	951,936
Other receivables	82,760	65,797
Prepayments and other current assets	140,536	132,105
Income taxes receivable	102,931	91,254
Total current assets	$3,779,012	$3,411,470

Non-current assets:
Property, plant and equipment	365,726	361,184
Goodwill	9,085,447	9,022,075
Intangible assets	3,605,814	3,855,865
Operating right-of-use assets	156,955	140,333
Other receivables	88,445	78,470
Deferred tax asset	75,993	73,662
Investments in equity	53,720	46,804
Total Assets	$17,211,112	$16,989,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$106,172	$131,584
Unearned revenue	1,585,257	1,654,507
Other liabilities	1,045,134	915,399
Income taxes payable	52,585	13,968
Current bank credit lines, loan facilities and notes	29,762	110,150
Total current liabilities	$2,818,910	$2,825,608

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes	3,402,368	3,665,439
Lease liabilities	145,714	126,321
Non-current other liabilities	50,157	45,998
Non-current income taxes payable	201,135	186,654
Deferred tax liability	818,329	899,100
Commitments and contingencies	—	—
Total Liabilities	$7,436,613	$7,749,120

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
82,559,366 shares issued and outstanding at September 30, 2024 and
82,495,086 shares issued and outstanding at December 31, 2023	6,703	6,699
Additional paid‑in capital	7,011,547	6,942,669
Other undenominated capital	1,184	1,162
Accumulated other comprehensive loss	(110,062)	(143,506)
Retained earnings	2,865,127	2,433,719
Total Shareholders' Equity	$9,774,499	$9,240,743
Total Liabilities and Shareholders' Equity	$17,211,112	$16,989,863

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023
(UNAUDITED)

	Nine Months Ended
	September 30, 2024	September 30, 2023
	(in thousands)
Cash flows provided by operating activities:
Net income	$531,476	$395,917

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	391,845	436,217
Impairment of operating right-of-use assets and related property, plant and equipment	12,559	8,845
Reduction in carrying value of operating right-of-use assets	29,820	33,979
Loss on equity method investments	—	383
Acquisition-related gain	—	(6,160)
Amortization of financing costs and debt discount	22,066	12,485
Stock compensation expense	41,183	47,303
Deferred tax benefit	(86,579)	(114,487)
Unrealized foreign exchange movements	34,018	(7,670)
Other non-cash items	26,828	21,966
Changes in operating assets and liabilities:
Accounts receivable	352,795	(139,096)
Unbilled revenue	(423,533)	14,370
Unearned revenue	(72,930)	158,269
Other net assets	88,790	(141,425)
Net cash provided by operating activities	948,338	720,896

Cash flows used in investing activities:
Purchase of property, plant and equipment	(106,772)	(87,980)
Purchase of subsidiary undertakings (net of cash acquired)	(85,629)	(5,100)
Movement of available for sale investments	1,954	(241)
Proceeds from investments in equity	2,671	—
Purchase of investments in equity	(10,131)	(10,829)
Net cash used in investing activities	(197,907)	(104,150)

Cash flows used in financing activities:
New Notes issue costs	(12,678)	—
Drawdown of credit lines and loan facilities	2,242,480	305,000
Repayment of credit lines and loan facilities	(2,595,323)	(930,000)
Proceeds from exercise of equity compensation	32,379	36,517
Share issue costs	(17)	(14)
Repurchase of ordinary shares	(100,000)	—
Share repurchase costs	(68)	—
Net cash used in financing activities	(433,227)	(588,497)

Effect of exchange rate movements on cash	201	(3,952)
Net increase in cash and cash equivalents	317,405	24,297
Cash and cash equivalents at beginning of period	378,102	288,768
Cash and cash equivalents at end of period	$695,507	$313,065

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands except share and per share data)

Adjusted EBITDA
Net income	$197,128	$163,665	$531,476	$395,917
Share of losses from equity method investments	—	—	—	383
Income tax expense	37,437	18,011	89,105	41,913
Net interest expense	50,869	82,635	180,207	252,371
Depreciation and amortization	93,029	146,032	391,845	436,217
Stock-based compensation expense (a)	13,038	16,465	41,183	47,822
Foreign currency losses/(gains), net (b)	19,434	(4,706)	11,960	(2,465)
Oncacare (gain) (g)	—	—	—	(6,160)
Restructuring (c)	—	—	45,789	45,390
Transaction and integration related costs (d)	7,856	10,433	21,667	34,516
Adjusted EBITDA	$418,791	$432,535	$1,313,232	$1,245,904

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$197,128	$163,665	$531,476	$395,917
Income tax expense	37,437	18,011	89,105	41,913
Amortization	58,026	114,573	291,013	343,868
Stock-based compensation expense (a)	13,038	16,465	41,183	47,822
Foreign currency losses/(gains), net (b)	19,434	(4,706)	11,960	(2,465)
Restructuring (c)	—	—	45,789	45,390
Oncacare (gain) (g)	—	—	—	(6,160)
Transaction and integration related costs (d)	7,856	10,433	21,667	34,516
Transaction-related financing costs (e)	1,462	4,587	22,066	12,486
Adjusted tax expense (f)	(55,173)	(49,100)	(173,953)	(142,617)
Adjusted net income	$279,208	$273,928	$880,306	$770,670

Diluted weighted average number of Ordinary Shares outstanding	83,445,827	82,972,888	83,305,441	82,737,073

Adjusted diluted net income per Ordinary Share	$3.35	$3.30	$10.57	$9.31

(a)Stock-based compensation expense represents the amount of recurring expense related to the company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency losses/(gains), net relates to gains or losses that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the company's realignments of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the company.
(d)Transaction and integration related costs include expenses associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.
(g)On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare Limited (“Oncacare”). This gave rise to an acquisition-related gain of $6.2 million. This gain was excluded from adjusted EBITDA and adjusted net income.

ICON plc

Contact:	Investor Relations +1 888 381 7923
Brendan Brennan Chief Financial Officer
Kate Haven Vice President Investor Relations +1 888 381 7923
http://www.iconplc.com